ACCESSOR FUNDS, INC.
                           EXPENSE GUARANTEE AGREEMENT



     AGREEMENT made this 22nd day of December, 2000 between Accessor Funds, Inc., ("Accessor Funds") and ACCESSOR CAPITAL MANAGEMENT LP ("ACM"), the investment adviser to the Funds.

     WHEREAS Accessor Funds currently offer interests in nine separate series, each representing a portfolio of securities with specific investment objectives and policies (the "Underlying Funds");

     WHEREAS Accessor Funds is about to offer six new series referred to as the Accessor Allocation Funds (the "Allocation Funds"), each of which will invest in mixes of shares of the Underlying Funds and operate as a so-called "fund of funds";

     WHEREAS Accessor Funds has filed with the Securities and Exchange Commission ("Commission") an Application for an order of exemption ("Order") to permit the Underlying Funds to bear the normal and ordinary expenses of operating ("Operating Expenses") the Allocation Funds;

     WHEREAS the Allocation Funds will commence business prior to the Order being issued, and conditions likely to be included in the Order may limit the ability of the Underlying Funds to bear all of the Allocation Funds' Operating Expenses;

     NOW THEREFORE, Accessor Funds and ACM agree as follows:

          1. For the Allocation Funds' fiscal years ended December 31, 2000, 2001, 2002 and 2003, ACM agrees to pay (a) all of the Operating Expenses of the Allocation Funds until the Order is issued by the Commission, and/or
     (b) upon issuance of the Order, to pay the Operating Expenses of the Allocation Funds to the extent the Underlying Funds do not pay the expenses of the Allocation Funds pursuant to the terms and conditions of the Order.

          2. Operating Expenses shall include all customary normal and ordinary expenses of operating the Allocation Funds, but shall not include non-recurring, extraordinary expenses such as the fees and costs of actions, suits or proceedings and any penalties, damages or payments in settlement in connection therewith, which the Allocation Funds may incur directly, or may incur as a result of their legal obligation to provide indemnification to their officers, directors and agents; the fees and costs of any governmental investigation and any fines or penalties in connection therewith; and any federal, state or local tax, or related interest penalties or additions to tax, incurred, for example, as a result of the Allocation Funds' failure to distribute all of their earnings, failure to qualify under subchapter M of the Internal Revenue Code, or failure to file in a timely manner any required tax returns or other filings.



ACCESSOR FUNDS,  INC.                      ACCESSOR CAPITAL MANAGEMENT LP
                                           By:     Accessor Capital Corporation
                                                   Its Managing General Partner

By: /s/ Christine J. Stansbery             By: /s/ J. Anthony Whatley III
    Christine J. Stansbery                     J. Anthony Whatley III
    Secretary                                  President